January 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Patrick Gilmore

Re:       SSI Investments II Limited

            Form 10-K for the Fiscal Year Ended January 31, 2012

            Filed April 30, 2012

            Form 8-K Furnished on December 11, 2012

            File No. 333-169857

Ladies and Gentlemen:

On behalf of SSI Investments II Limited (the “Company”), I am writing in response to comments contained in the letter dated January 17, 2013 (the “Letter”) from Patrick Gilmore of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Form 10-K for the Fiscal Year Ended January 31, 2012

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Amortization of Intangible Assets and Impairment of Goodwill, page 30

1.

We note your disclosure that as a result of your fiscal 2012 goodwill impairment test, you determined that goodwill was not impaired.  Please tell us the percentage by which fair value of your reporting unit exceeded its carrying value.  To the extent that your reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analysis, please revise in future filings to disclose the following:

•	The percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	A description of the methods and key assumptions used and how the key assumptions were determined;
•

A discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting unit is not at risk of failing step one, please revise to disclose this fact.

Response: The Company supplementally advises the Staff that the fair value of the Company’s reporting unit exceeded its carrying value with respect to its fiscal 2012 goodwill impairment test by 225%.  Given the fair value is substantially in excess of the carrying value of the Company’s reporting unit and management has concluded that the reporting unit is not at risk of failing step one of the Company’s goodwill impairment analysis, the Company confirms that it will revise future filings to disclose this fact.   The Company acknowledges the Staff’s comment and will include the requested additional disclosure in future filings to the extent that its reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of the Company’s goodwill impairment analysis.

Results of Operations, page 33

2.

We note your presentation here and throughout your filing as well as the discussion of the results      of operations for “Combined” 2011.  We also note your disclosure that these “Combined amounts do not include any pro forma adjustments to give effect to the acquisition of Skillsoft.  Please tell us how you concluded that this presentation was appropriate.  Please note that a supplemental presentation and discussion should be based on pro forma financial information and should be prepared in accordance with Article 11 of Regulation S-X.  In this regard, all pro forma adjustments required by Article 11 should be reflected in the presentation as opposed to merely combining information for the pre- and post-acquisition periods.  Also note that the presentation requirements contained in Article 11 should be provided.  Please also tell us how you considered providing a discussion on a historical basis as required by Item 303 of Regulation S-K.  In this regard, we note that if pro forma results are discussed in MD&A, they should not be discussed in isolation and the supplemental discussion should not be presented with greater prominence than the discussion of historical results required by Item 303 of Regulation S-K.

Response: The Company supplementally advises the Staff that it believes that the presentation and discussion of the results from operations for “Combined” 2011 is appropriate because this disclosure offers a more concise and meaningful description when comparing the Company’s fiscal 2012 results to its fiscal 2011 results than would be provided by a comparison which included the predecessor and successor period financial statements individually.  As a result of the acquisition of Skillsoft PLC (renamed Skillsoft Limited in connection with the acquisition) by SSI Investments III Limited on May 26, 2010, the Company considered including a supplemental discussion of the results of operations and financial condition based on pro forma financial information (in accordance with the guidance set forth in Section 9220.7 of the Division of Corporation Finance Financial Reporting Manual).  However, pro forma financial information under Article 11 is not required for annual filings on Form 10-K and the Company does not believe a supplemental discussion is meaningful as the pro forma results from operations and financial condition would only include adjustments related to purchase accounting.  The predecessor and successor entities in fiscal 2011 are almost entirely related to the former SkillSoft PLC (SSI Investments III had no meaningful operations prior to the acquisition). While the Company recognizes that the successor period in fiscal 2011 is subject to a change in accounting basis as a result of the impact of purchase accounting adjustments, the Company discloses that the presentation of the “Combined” results is a non-GAAP measure and specifically refers to the impact of these adjustments in the accompanying discussion of the results of operations such that when considered along with the “Combined” 2011 results there is a meaningful basis for comparison due to the consistent nature of the underlying operations.

Consolidated Financial Statements

(8) Shareholders’ Equity

(b) Share-Based Compensation, page F-24

3.

We note your disclosure on page F-26 that no stock based compensation has been recognized on certain successor stock options due to repurchase rights held by Luxco II.  For service based vesting options, please explain to us how you concluded that the repurchase right precludes the recognition of expense and refer to the authoritative guidance you relied upon when determining your accounting.  As part of your response, please tell us whether these awards are classified as liabilities or equity and explain your basis for the classification.

Response: The Company supplementally advises the Staff that Luxco II’s service-based vesting options allow for the option holder to exercise the option when he or she has completed the requisite period of service as an employee of Luxco II or one of its subsidiaries.   Shares acquired from the exercise of these options are not transferable and are subject to a repurchase right by Luxco II at a price equal to, in the case of a resignation without good reason or a termination for cause, the lower of the original exercise price paid by the employee or the then-current fair value.  In all other circumstances, the repurchase right would be at a price equal to the then-current fair market value.  These repurchase rights may be exercised for a period of up to six months following the date of termination and expire on the earlier of a change in control or completion of an initial public offering.

ASC 718-10-25-9(b), which addresses circumstances in which the employer has a call option on shares held by employees and, requires liability classification if it is probable that the employer would prevent the employee from bearing the risks and rewards of share ownership for a reasonable period of time from the date the shares are issued.  For each financial reporting period since the grant date of these options, the Company has concluded that liability classification is not required and has classified these awards as equity awards.

The repurchase right in the case of a resignation without good reason essentially is a forfeiture provision that enables Luxco II to reacquire shares issued upon any option exercises at the price specified above if the employee so terminates employment prior to a change in control or completion of an initial public offering.  As discussed in Issue 33 of Issue 00-23 (although superseded by ASC 718, Issue 33 is generally consistent with ASC 718-10-55-31), the employer is expected to exercise the repurchase right when the employee terminates employment regardless of whether the stock price is greater than or less than the exercise price at the date the employee terminates employment. Consequently, any exercise of these options would not be considered a substantive exercise for accounting purposes and cash proceeds from exercise would be recorded as a liability. These options will not substantively vest, for accounting purposes, until a change in control or an initial public offering occurs, creating a performance based vesting condition for these options.

ASC 718-10-25-20 states that accruals of compensation cost for an award with a performance condition shall be based on the probable outcome of that performance condition and compensation cost shall be accrued if it is probable that the performance condition will be achieved and shall not be accrued if it is not probable that the performance condition will be achieved.  Consistent with the principles established in the business combinations literature in paragraphs 805-20-55-50 through 51, the Company will recognize compensation cost related to options subject to the repurchase right upon the occurrence of a change in control or an initial public offering because neither event would be considered to be probable prior to its occurrence.

(20) Guarantors, page F-35

4.

We note in Section 10.01 of the Indenture agreement dated may 26, 2010, as filed on October 8, 2010 in Form S-4, that the guarantees are joint and several.  Please confirm that you will disclose this in future filings in accordance with rule 3-10(i) (8) of Regulation S-X.

Response: The Company confirms that it will disclose in future filings the fact that the guarantees are joint and several in accordance with Rule 3-10(i) (8) of Regulation S-X.

5.

Your disclosure indicates that the guarantees are full and unconditional.  We note in the Section 10.05 of the Indenture agreement, that there are provisions under which the guarantees shall automatically terminate or the subsidiary guarantor shall be released and discharged from all obligations.  Please tell us what consideration you gave to disclosing such release provisions to the full and unconditional guarantees in order to more accurately describe the qualifications to the subsidiary guarantors.

Response: The Company supplementally advises the Staff that Section 10.05 of the Indenture contains certain customary release provisions for the subsidiary guarantors under the Indenture. These release provisions include (i) the sale, exchange, disposition or transfer (by merger or otherwise) of all of the capital stock of a subsidiary guarantor, or all or substantially all of its assets; (ii) the release or discharge of the guarantee of the other indebtedness which resulted in the creation of the subsidiary guarantee by such subsidiary guarantor under the Indenture, (iii) the proper designation of a subsidiary guarantor as an “Unrestricted Subsidiary”; and (iv) the legal defeasance, covenant defeasance, or  satisfaction and discharge of the Indenture, in each such case specified in clauses (i) through (iv) above in accordance with the requirements therefore set forth in the Indenture.  The Company believes that these types of release provisions are typical of substantially all indentures governing notes of the type covered by the Indenture and are all of the type identified in the guidance set forth in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual as being “customary.”

While the Company believes that the nature of these automatic release provisions is customary and understood by investors, the Company will, in response to the Staff’s comment, include the following additional disclosure in future filings to provide a description of the circumstances in which the Indenture provides for the automatic release of a subsidiary guarantee (additional disclosure in bold and italics).

Proposed Revised Disclosure:

On May 26, 2010, in connection with the Acquisition, the Company completed an offering of $310.0 million aggregate principal amount of 11.125% Senior Notes due 2018 as described in Note 9. The senior notes are unsecured senior obligations of the Company and SSI Co-Issuer LLC, a wholly owned subsidiary of the Company, and are guaranteed on a senior unsecured basis by SSI III Limited and the restricted subsidiaries of SkillSoft (other than immaterial subsidiaries and certain other excluded subsidiaries) that guarantee the Company’s Senior Credit Facilities. Each of the Guarantors is 100 percent owned, directly or indirectly, by the Company. All other subsidiaries of the Company, either direct or indirect, do not guarantee the senior notes ("Non-Guarantors"). The Guarantors also unconditionally guarantee the Senior Secured Credit Facilities, described in Note 9.  The guarantees of the senior notes are joint and several and will terminate upon the following customary circumstances:  (i) the sale, exchange, disposition or transfer (by merger or otherwise) of all of the capital stock of a Guarantor, or all or substantially all of its assets; (ii) the release or discharge of the guarantee of the other indebtedness which resulted in the creation of the guarantee by such Guarantor under the Indenture; (iii) the proper designation of a Guarantor as an “Unrestricted Subsidiary” and (iv) the legal defeasance, covenant defeasance, or  satisfaction and discharge of the Indenture, in each such case specified in clauses (i) through (iv) above in accordance with the requirements therefore set forth in the Indenture.

In connection with the acquisition of Element K. Element K Corporation has been included as a Guarantor and as a result unconditionally guarantees the Company’s Senior Credit Facilities and the senior notes as described above.

The following condensed consolidating and combined financial statements are presented for the information of the holders of the senior notes and present the Condensed Consolidating and Combining Balance Sheets as of January 31, 2011 and January 31, 2012 and the results of its operations and cash flows for the fiscal year ended January 31, 2010, the period from February 1, 2010 through May 25, 2010, the period from May 26, 2010 through January 31, 2011 and the fiscal year ended January 31, 2012, which is the issuer of the senior notes, the Guarantors, the Non-Guarantors, the elimination entries necessary to consolidate and combine the issuer with the Guarantor and Non-Guarantor subsidiaries and the Company on a consolidated and combined basis.

Investments in subsidiaries are accounted for using the equity method for purposes of the consolidated and combined presentation. The principal elimination entries relate to investments in subsidiaries and intercompany balances and transactions. Separate financial statements and other disclosures with respect to the subsidiary guarantors have not been provided as management believes the following information is sufficient, as the guarantor subsidiaries are 100 percent owned by the parent and all guarantees are full and unconditional, subject to the customary automatic release provisions described above.

Form 8-K Furnished on December 11, 2012

6.

We note your reconciliations of the “components” of revenue and deferred revenue in your earnings releases.  In future filings, please clearly label the measures as GAAP and Non-GAAP.  In this regard, we note that it is unclear from your current disclosure what the amounts represent.  For example, it is unclear whether the first line item labeled “Revenues” represents non-GAAP revenues or GAAP revenues.  Also, please ensure that when discussing managements use of non-GAAP measures that you also include non-GAAP revenue and non-GAAP deferred revenue.  Similar concerns apply to earnings releases furnished on Form 8-K during FY 2012.

Response: The Company acknowledges the Staff’s comment and will revise its disclosure in future filings that include Non-GAAP measures in response to this comment to ensure that both GAAP and Non-GAAP components are clearly identified.

As requested in the Letter, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

It is the Staff’s position that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone me at (603) 324-3000.

Very truly yours,

/s/ Thomas J. McDonald

Thomas J. McDonald

Chief Financial Officer